                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE TO
                                Amendment No. 3
                                 (Rule 13e-4)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934.

                           BROADBASE SOFTWARE, INC.
    (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

              Options Under Broadbase Software, Inc. Option Plans
             to Purchase Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  11130R 10 0
                     (CUSIP Number of Class of Securities)

                                 Eric Willgohs
              Vice President Legal, General Counsel and Secretary
                           Broadbase Software, Inc.
                            181 Constitution Drive
                         Menlo Park, California  94025
                                (650) 614-8300
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                            David K. Michaels, Esq.
                              Fenwick & West, LLP
                             Two Palo Alto Square
                          Palo Alto, California 94306
                                (650) 494-0600

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------
                         Transaction
                          Valuation*                             Amount of Filing Fee**
-------------------------------------------------------------------------------------------------------------
                              $15,694,357                                $3,139
-------------------------------------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 19,635,735 shares of common stock of Broadbase Software, Inc. having an aggregate value of $15,694,357 as of April 26, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

**  Previously paid.

[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable.
                         -----------------
Form or Registration No.:  Not Applicable.
                         -----------------
Filing Party:              Not Applicable.
             -----------------------------
Date Filed:                Not Applicable.
           -------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_]  third-party tender offer subject to Rule 14d-1.
    [X]  issuer tender offer subject to Rule 13e-4.
    [_]  going-private transaction subject to Rule 13e-3.
    [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Broadbase Software, Inc. (the "Company") with the Securities and Exchange Commission on April 27, 2001, and amended on May 8, 2001 and May 14, 2001 (the "Schedule TO") to report the results of the offer by the Company to eligible option holders to exchange all options outstanding to purchase shares of the Company's common stock, par value $0.001 per share, for new options to purchase shares of the Company's common stock, to be granted under an eligible option plan, upon the terms and conditions described in the Offer to Exchange, previously filed as Exhibit (a)(1), and related letter of transmittal, previously filed as Exhibit (a)(2). This Amendment No. 2 is the final amendment to the Schedule TO. The Company hereby amends and supplements the Schedule TO to add the following information to Item 4 of the Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION

     The offer made by the Company pursuant to the Schedule TO expired at 9:00 p.m. Pacific Daylight Time on Thursday, May 24, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 14,420,198 shares of the Company's common stock, representing approximately 68% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will issue new options to purchase an aggregate of 14,420,198 shares of the Company's common stock to an aggregate of approximately 350 option holders.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Date:  May 25, 2001

                               BROADBASE SOFTWARE, INC.

                               By:  /s/ Eric Willgohs
                                  --------------------------
                                    Name:   Eric Willgohs
                                    Title:  Vice President Legal,
                                            General Counsel and Secretary